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                                                                    EXHIBIT 99.1

                                                                [SAP Letterhead]

FOR IMMEDIATE RELEASE



                                        Contact:      Kevin S. McKay
                                                      SAP America
                                                      610-355-4060
                                                      -or-
                                                      Michael Pfister
                                                      SAP AG
                                                      011-49-6227-74-1758
                                                      -or-
                                                      James P. Prout
                                                      Taylor Rafferty Associates
                                                      212-889-4350


STRONG FIRST HALF GROWTH FOR SAP

Walldorf, Germany, July 10, 1998 -- SAP AG, the world's leading provider of client/server business applications, today announced continued strong growth in the first half of 1998. Preliminary figures indicate that revenues for the half were higher than expected, growing by roughly 60%. The Group's commitment to strengthening its market leadership and growth prospects by adding new employees led to about a 66% increase in costs, with pre-tax profits rising about 40%. Excluding the first time effect of provisions for the Group's recently announced employee incentive plan ("STAR"), pre-tax profits would have risen about 46%.

For the full year, the Group is maintaining its expectation that pre-tax profits will rise between 30-35%, excluding the effect of the STAR program.

The slowdown in Asia had a stronger than expected effect on performance in the second quarter. Revenues for the Asia Pacific region in the second quarter were below last year's level due mainly to exchange rate movements, and to downsizing in investments and software implementation projects in the region, including Japan.

SAP will release its full results for the first half of 1998 on July 20, 1998.

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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        SAP AKTIENGESELLSCHAFT SYSTEME,
                                        ANWENDUNGEN, PRODUKTE IN DER
                                        DATENVERARBEITUNG
                                        (Registrant)


                                        By: /s/ PROF. DR. HENNING KAGERMANN
                                            -----------------------------------
                                             Name: Prof. Dr. Henning Kagermann
                                             Title: Co-Speaker of the Executive
                                                    Board


                                        By: /s/ MICHAEL JUNGE
                                            -----------------------------------
                                             Name: Michael Junge
                                             Title: Head of Legal Department


Date: July 13, 1998